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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-19941
CUSIP NUMBER 584949101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedQuist Inc.
Full Name of Registrant

Former Name if Applicable

1000 Bishops Gate Blvd., Suite 300
Address of Principal Executive Office (Street and Number)

Mount Laurel, New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2004, the Company filed a Form 12b-25 Notification of Late Filing with the Securities and Exchange Commission (SEC) to disclose that it had delayed the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, pending completion of an independent review of the Company’s billing practices. On March 25, 2004, the Company filed a Form 8-K with the SEC detailing the Company’s determination that the review would not be completed in time for the Form 10-K to be filed by March 30, 2004.

On May 14, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it also had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. That Quarterly Report filing also was delayed pending completion of the billing practices review.

The review was initiated in response to assertions made by a Company employee of potential improper billing practices. The Company’s Board of Directors designated a member of the Board to serve as the lead director to oversee the review on behalf of the Board, and engaged independent outside counsel, Debevoise & Plimpton LLP, and independent outside auditors, PricewaterhouseCoopers, to complete the review.

In a press release included in its Form 8-K filed August 3, 2004, the Company announced the key findings of the review, the initiation by the Board of Directors of a broad program of changes and reforms to the Company’s business practices, disciplinary actions taken against certain Company employees, certain changes in its senior management, and the resignation of two of its officers.  In that press release, the Company also announced that its next step was to assess the financial impact of its billing practices on its customers and on the Company. The Company also indicated that it anticipated that KPMG, its auditor, would be able to complete its audit of the Company’s 2003 financial statements and its review of the Company’s interim quarterly results when the Company’s financial assessment was finished and KPMG completed its consideration of the review findings and any additional work KPMG believed appropriate as a result of the review findings.

On August 10, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The Quarterly Report filing was delayed because the Company had not yet completed its financial assessment and the results had not been reviewed by KPMG.

On November 2, 2004, the Company filed a Form 8-K disclosing that on October 29, 2004 its Board of Directors concluded that the Company’s previously issued financial statements included in the Form 10-K for the fiscal year ended December 31, 2002, its Forms 10-Q filed during 2002 and 2003, and all earnings releases and similar communications relating to such periods, should no longer be relied upon.  The Board based its conclusion on a number of factors, including the matters previously disclosed in the Company’s press release dated July 30, 2004, its continuing analysis of such matters to date, the likelihood that quantifying the effect such matters are expected to have on the Company’s financial condition and results of operations may not occur in the immediately foreseeable future, the possibility that achieving resolution with potentially affected customers may not occur in the immediately foreseeable future, and the filing of the previously disclosed putative class action brought on behalf of customers. Based on the same considerations, the Board also concluded that it was unable to predict when KPMG will be able to complete its audit of the Company’s 2003 financial statements and review of subsequent quarterly results, and therefore, was unable to predict when the Company will be able to resume filing periodic reports with the SEC.  The Form 8-K also indicated that the Company would not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 in a timely manner. Accordingly, on November 9, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.  Based on the same factors, as well as the filing of (i) a putative shareholder derivative suit alleging that MedQuist’s current and former directors breached their fiduciary duty of care, (ii) the previously disclosed putative class action brought on behalf of shareholders, and (iii) the putative class action brought on behalf of medical transcriptionists, the Company was not able to file its Annual Report on Form 10-K for the year ended December 31, 2004, its Quarterly Report on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 or September 30, 2005.   The Company remains unable to predict when it will be able to resume filing periodic reports with the SEC.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Howard S. Hoffmann	856	206-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

As set forth in Part III above, the Company’s Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the quarters ended June 30, 2004, September 30, 2004, March 31, 2005 and June 30, 2005 have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects results of operations for the three and nine months ended September 30, 2005 to be less than those for the three and nine months ended September 30, 2004.  Until the financial assessment and review described above in Part III have been completed, the Company cannot estimate the final impact the results of the review will have on its revenues, results of operations and financial position to be reported in the Form 10-Q for the quarter ended September 30, 2005  or the other reports on Form 10-K or 10-Q that have not yet been filed.

The Company issued a press release on November 9, 2005 reporting certain preliminary, unaudited financial information for the quarter ended September 30, 2005 and the periods covered by the other reports on Form 10-K and 10-Q that have not been filed to date.   Such press release is being furnished as an exhibit to the Company’s Current Report on Form 8-K furnished to the SEC on the date hereof.

The Company cautions investors not to place undue reliance on the information contained in the press release.  As a result of the developments described in Part III above, the Company’s financial statements have not been audited or reviewed by an independent registered accounting firm.  The information contained in the press release also has not been audited or reviewed by an independent registered accounting firm.  Such information is not a substitute for the information required to be reported in the Company’s Forms 10-K and Forms 10-Q that have not yet been filed.  There can be no assurance that the results of the review described in Part III above, and the outcome of the previously announced class action matters, SEC investigation and Department of Justice investigation, will not have a material adverse effect on the Company’s revenue, results of operations and financial condition.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Press Release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather are based on the Company’s current expectations, estimates and projections regarding the Company’s business, operations and other factors relating thereto. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about the Company’s results of operations and financial condition. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events of the Company’s future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The Company’s actual results may differ from the forward-looking statements for many reasons, including any direct or indirect impact of the matters disclosed in this Form 12b-25 on the Company’s operating results or financial condition; any continuation of pricing pressures and declining billing rates; difficulties relating to the implementation of management changes throughout the Company; and the outcome of pending and future legal and regulatory proceedings and investigations.

MedQuist Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/9/2005	By	/s/ Howard S. Hoffmann
Howard S. Hoffmann
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.                                       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.                                       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.                                       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.                                       Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.                                       Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).